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www.cwlaw.com
J. Ryan Sacra	Direct Line: 918.586.8528
Attorney at Law	Direct Fax: 918.586.8628
rsacra@cwlaw.com

February 9, 2009

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

Re:          Greystone Logistics, Inc.
Form 10-KSB for the fiscal year ended May 31, 2008
Filed September 15, 2008
Form 10-Q for the quarter ended November 30, 2008
Filed January 14, 2009
File No. 0-26311

Dear Ms. Sherman:

In connection with your review of the above captioned filings, Greystone Logistics, Inc. (“Greystone”), offers the following responses to the comments and requests contained in your letter to Robert H. Nelson dated January 29, 2009.  To facilitate your review of Greystone’s responses, each of your comments has been restated followed by Greystone’s response.  In addition, each response has been numbered to correspond to the numbers used in your letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

General

Comment No. 1:

We note your response to prior comment 8 which indicates that since you made the determination that the May 31, 2007 financial statements needed to be restated “concurrent” with the filing of your May 31, 2008 Form 10-KSB you concluded that an Item 4.02 8-K was not considered necessary.  Please note the staff’s guidance provided in Question 101.1 of Compliance and Disclosure Interpretations to the Exchange Act Form 8-K found at http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm which clarifies that all Item 4.01 and Item 4.02 events must be reported on Form 8-K.  Please file the Item 4.02 Form 8-K related to this restatement.

Dallas, TX Houston, TX NW Arkansas Oklahoma City, OK Santa Fe, NM Tulsa, OK Washington D.C.

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
February 9, 2009

Response No. 1:

Greystone will file the Item 4.02 Form 8-K related to this matter.

Exhibit 31

Comment No. 2:

Please refer to our prior comment 10.  We see that you filed Amendment No.1 to Form 10-KSB for the period ended May 31, 2008 on January 14, 2009 to correct the certifications.  However, we note your certifications in the referenced amendment to your Form 10-KSB incorrectly refer to the “quarterly report on Form 10-Q” in paragraph 1.  Please file an amendment to your Form 10-KSB that includes new, corrected certifications.  You may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

Response No. 2:

Greystone will file an amendment to the Form 10-KSB for the period ended May 31, 2008 that includes new, amended certifications.

Form 10-Q for the Fiscal Year Ended November 30, 2008

Consolidated Statements of Income, page 4

Comment No. 3:

We note that you have not included income statements for the three month periods ended November 30, 2008 and 2007 in your Form 10-Q.  Please note that Instruction 1 of Rule 8-03 of Regulation S-X requires that where the interim period is more than one quarter, income statements must also be provided for the most recent interim quarter and the comparable quarter of the preceding fiscal year.  Please amend your Form 10-Q to include the required income statements and revise the MD&A to provide a comparative discussion of the quarterly results.

Response No. 3:

Greystone will file an amendment to the Form 10-Q for the period ended November 30, 2008 to include income statements for the three month periods ended November 30, 2008 and 2007.

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
February 9, 2009

Comment No. 4:

To this regard, please revise your MD&A discussion to cover the most recent fiscal quarter.

Response No. 4

Greystone will revise the MD&A discussion to cover the most recent fiscal quarter.

Notes to Consolidated Financial Statements, page 6

Note 6 Restatement, page 8

Comment No. 5:

Please refer to comment 9 in our letter dated December 18, 2008.  We note your response that you will edit your disclosure in future filings to more fully comply with paragraph 26 of SFAS 154.  However, we do not see how your revised disclosure on Form 10-QSB  for the period ended November 30, 2008 provides this information, specifically please tell us how you present the changes in the balance sheet line items affected by the change, the effect of such changes, and the effect of the corrections on net income or loss and the related per share amounts.  Please confirm you will revise future filings to include the required disclosure.

Response No. 5

Note 6 in the Form 10-Q for the period ended November 30, 2008 discussed the restatement of the financial statements for the six month period ended November 30, 2007.  The disclosure reflected only those line items that were impacted by the restatement.  The net income and the per share of common stock earnings were not affected by the restatement and, accordingly, were not presented in Note 6.  Also, no disclosure was presented regarding the line item changes for the balance sheet as of November 30, 2007 since the balance sheet was not presented in the Form 10-Q for the period ended November 30, 2008.  All future filings, including, without limitation, Amendment No. 1 to the Form 10-Q for the period ended November 30, 2008, will include full disclosure.

Julie Sherman
Division of Corporation Finance
Securities and Exchange Commission
February 9, 2009

We would appreciate your earliest possible review of this letter in response to your comments.  To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.

Yours very truly,

/s/ J. Ryan Sacra

J. Ryan Sacra

cc:          Warren F. Kruger
Robert H. Nelson